

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

December 11, 2017

David Meyers
Chief Financial Officer and Chief Executive Officer
Ala Carte Charts Corporation
26901 Malibu Hills Road
Calabasas Hills, California 91301

> **Re:** **Ala Carte Charts Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed April 4, 2017**
> **File No. 000-55635**

Dear Mr. Meyers:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Exhibit 31 Certification Pursuant to Section 302

1.   We note that the signature of the Chief Executive Officer and Chief Financial Officer is missing on your Section 302 Certification. Please file an amended Form 10-K to include this signature.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jim Dunn at (202) 551-3724 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure